                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                   FORM 11-K

(Mark One)

[X]                       ANNUAL REPORT PURSUANT TO SECTION 15(d)
                           OF THE SECURITIES EXCHANGE ACT OF 1934
                        For the fiscal year ended December 31, 1997
                                         OR
[_]                    TRANSITION REPORT PURSUANT TO SECTION 15(d)
                         OF  THE SECURITIES EXCHANGE ACT OF 1934


                         COMMISSION FILE NO. 333-68155


        PG&E GAS TRANSMISSION, NORTHWEST CORPORATION SAVINGS FUND PLAN
                           FOR MANAGEMENT EMPLOYEES
                             2100 SW RIVER PARKWAY
                              PORTLAND, OR 97201
 (Full title of the plan and the address of the plan, if different from that of the issuer named below)


                                PG&E CORPORATION
                            ONE MARKET, SPEAR TOWER
                                   SUITE 2400
                            SAN FRANCISCO, CA 94105
 (Name of issuer of the securities held pursuant to the Plan of its principal executive office)


                              REQUIRED INFORMATION

1. The Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1997 and 1996 and the Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1997, together with supplemental schedules and the report of Arthur Andersen LLP, independent accountants, are contained in Exhibit 1 to this Annual Report.

2.  The Consent of Arthur Andersen LLP, independent accountants, is contained in
Exhibit 2 to this Annual Report.
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                                   SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                 PG&E GAS TRANSMISSION, NORTHWEST CORPORATION
                 SAVINGS FUND PLAN FOR MANAGEMENT EMPLOYEES



December 1, 1998                By:      /s/   ROBERT T. HOWARD
                                         ---------------------------
                                          Name:   Robert T. Howard
                                          Title:  Chairman, Employee Benefit and
                                          Administrative Finance Committee